

02006899

[UNITED ST]ATES
[SECURITIES AND EXCHA]NGE COMMISSION
Washington, D.C. 20549

Vf 3-11-02

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RECEIVED MAR 0 1 2002

# ANNUAL AUDITED REPORT
## FORM X-17A-5
## PART III

| SEC FILE NUMBER |
|---|
| 8- 43418 |

## FACING PAGE
**Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder**

REPORT FOR THE PERIOD BEGINNING 1/1/01 (MM/DD/YY) AND ENDING 12/31/01 (MM/DD/YY)

## A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

Wyser-Pratte & Co., Inc.

| OFFICIAL USE ONLY |
|---|
| |
| FIRM ID. NO. |

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

63 Wall Street
(No. and Street)

New York (City) NY (State) 10005 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Carl Weiss (212) 495-5350
(Area Code- Telephone Number)

## B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Goldstein Golub Kessler LLP
(Name - *if individual, state last, first, middle name*)

1185 Avenue of the Americas (Address) New York (City) NY (State) 10036-2602 (Zip Code)

**CHECK ONE:**
- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 1 8 2002
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

* *Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (3-91)

**Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid *OMB* control number**

# OATH OR AFFIRMATION

I, Carl Weiss swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Wyser-Pratte & Co., Inc., as of December 31, 2001, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that of a customer, except as follows:

Signature

Chief Financial Officer

Title

Notary Public

JOYCE O'NEILL
Notary Public, State of New York
No. 4608312
Qualified in Nassau County
Commission Expires 7/31/05

This report** contains (check all applicable boxes):

- [X] (a) Facing Page.
- [X] (b) Statement of Financial Condition.
- [ ] (c) Statement of Income (Loss).
- [ ] (d) Statement of Changes in Financial Condition.
- [ ] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [ ] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [X] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

*** For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e) (3).*



GOLDSTEIN GOLUB KESSLER LLP
Certified Public Accountants and Consultants



## INDEPENDENT AUDITOR'S REPORT

To the Stockholder
Wyser-Pratte & Co., Inc.

We have audited the accompanying statement of financial condition of Wyser-Pratte & Co., Inc. as of December 31, 2001. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of financial condition. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall statement of financial condition presentation. We believe that our audit of the statement of financial condition provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial position of Wyser-Pratte & Co., Inc. as of December 31, 2001 in conformity with accounting principles generally accepted in the United States of America.

Goldstein Golub Kessler LLP
**GOLDSTEIN GOLUB KESSLER LLP**

January 31, 2002

1185 Avenue of the Americas Suite 500 New York, NY 10036-2602
TEL 212 372 1800 FAX 212 372 1801 www.ggk.com



**WYSER-PRATTE & CO., INC.**

**STATEMENT OF FINANCIAL CONDITION**

**DECEMBER 31, 2001**

GOLDSTEIN GOLUB KESSLER LLP

Certified Public Accountants and Consultants


NEXIA
INTERNATIONAL

**December 31, 2001**

| | |
|---|---|
| **ASSETS** | |
| Cash and Cash Equivalents | $ 256,046 |
| Due from Broker | 835,311 |
| Due from Affiliate | 296,606 |
| Furniture, Equipment and Leasehold Improvements, at cost (net of accumulated depreciation and amortization of $71,843) | 17,714 |
| Other Assets | 24,222 |
| **Total Assets** | $1,429,899 |
| **LIABILITIES AND STOCKHOLDER'S EQUITY** | |
| Liabilities: | |
| Accrued expenses and other liabilities | $ 66,673 |
| Deferred income taxes payable | 63,618 |
| **Total liabilities** | 130,291 |
| Commitment | |
| Stockholder's Equity: | |
| Common stock - $1 par value; authorized, issued and outstanding 1,000 shares | 1,000 |
| Additional paid-in capital | 149,000 |
| Additional capital | 233,790 |
| Retained earnings | 915,818 |
| **Total stockholder's equity** | 1,299,608 |
| **Total Liabilities and Stockholder's Equity** | $1,429,899 |

See Notes to Statement of Financial Condition

## NOTES TO STATEMENT OF FINANCIAL CONDITION
## December 31, 2001

**1. ORGANIZATION AND SIGNIFICANT ACCOUNTING POLICIES:**

Wyser-Pratte & Co., Inc. (the "Company") is a broker-dealer registered with the Securities and Exchange Commission (the "SEC") and is a member of the National Association of Securities Dealers, Inc. (the "NASD"). The Company acts as an introducing broker for which it earns commissions. All transactions for its customers are cleared through and carried by a New York Stock Exchange member firm on a fully disclosed basis.

Deferred income taxes arise primarily from the Company's policy of reporting on the cash basis for income tax purposes.

This financial statement has been prepared in conformity with accounting principles generally accepted in the United States which require the use of estimates by management.

The Company maintains cash in bank deposit accounts which, at times, exceed federally insured limits. The Company has not experienced any losses on these accounts.

The Company considers all instruments with maturities of three months or less (primarily money market funds) to be cash equivalents.

The Company has elected to be treated as a Subchapter S Corporation for federal and New York State income tax purposes. As an S Corporation, the Company is subject to New York City general corporation tax and a New York State tax surcharge, while the stockholder is liable for federal and state income taxes on the Company's taxable income.

**2. DUE FROM BROKER:**

The clearing and depository operations for the Company's transactions are provided by this broker pursuant to a clearance agreement. At December 31, 2001, the receivable from clearing broker represents commissions receivable earned as an introducing broker for the transactions of its customers. The Company has agreed to indemnify its clearing broker for losses that the clearing broker may sustain from the customer accounts introduced by the Company. Also, in the normal course of business, customers may sell securities short. Subsequent market fluctuations may require the clearing firm to value the short positions and to obtain additional deposits where deemed appropriate.

**3. NET CAPITAL REQUIREMENT:**

As a broker-dealer and member organization of the NASD, the Company is subject to the Uniform Net Capital Rule 15c3-1 of the SEC. The rule requires the Company to maintain minimum net capital, as defined, of 6-2/3% of aggregate indebtedness, as defined, or $50,000, whichever is greater. At December 31, 2001, the Company had net capital of $447,429, which exceeded its requirement of $50,000 by $397,429.

**4. COMMITMENT:**

The Company and a related affiliate lease office space under a lease agreement which expires in 2003 and provides for minimum annual rentals of $95,000 through the lease expiration date. The office lease rentals are subject to escalations based upon increases in specified operating expenses.

**5. RELATED PARTY TRANSACTIONS:**

The Company has an informal expense allocation agreement whereby certain expenses that are directly attributable to Wyser-Pratte Management Company, Inc. ("Management"), an affiliate, are paid by the Company. These expenses are reimbursed by Management. Additional capital of $233,790 was contributed to the Company as a result of a change in the informal agreement to allocate expenses. In addition, Management pays all salaries and charges the Company for these salaries. As of December 31, 2001, the Company has an outstanding receivable of $296,606 from Management.



**WYSER-PRATTE & CO., INC.**

**INDEPENDENT AUDITOR'S SUPPLEMENTARY REPORT ON INTERNAL CONTROL**

**DECEMBER 31, 2001**

GOLDSTEIN GOLUB KESSLER LLP

Certified Public Accountants and Consultants


NEXIA
INTERNATIONAL



# GOLDSTEIN GOLUB KESSLER LLP

Certified Public Accountants and Consultants





SEC MAIL PROCESSING
RECEIVED
MAR 0 1 2002
WASH, DC
354


## INDEPENDENT AUDITOR'S SUPPLEMENTARY REPORT ON INTERNAL CONTROL

To the Stockholder of
Wyser-Pratte & Co., Inc.

In planning and performing our audit of the financial statements and supplemental schedule of Wyser-Pratte & Co., Inc. (the "Company") for the year ended December 31, 2001, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (the "SEC"), we have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons
2. Recordation of differences required by rule 17a-13
3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.




1185 Avenue of the Americas Suite 500 New York, NY 10036-2602
TEL 212 372 1800 FAX 212 372 1801 www.ggk.com



Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2001 to meet the SEC's objectives.

This report recognizes that it is not practicable in an organization the size of Wyser-Pratte & Co., Inc. to achieve all the divisions of duties and cross-checks generally included in a system of internal control and that, alternatively, greater reliance must be placed on surveillance by management.

This report is intended solely for the information and use of management, the Securities and Exchange Commission, the National Association of Securities Dealers, Inc., and other regulatory agencies which rely on SEC Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers and is not intended to be and should not be used by anyone than these specified parties.

Goldstein Golub Kessler

**GOLDSTEIN GOLUB KESSLER LLP**

January 31, 2002